SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

In the Matter of                  AMENDED CERTIFICATE
Cinergy Corp. et al.              OF
File No. 70-8589                  NOTIFICATION

(Public Utility Holding Company Act of 1935)

    With reference to the certificate of notification in this docket covering the calendar quarter ended September 30, 1996 (the "Original Certificate"), filed with the Commission on November 13, 1996 by Cinergy Services, Inc. ("Cinergy Services") on behalf of itself and its associate companies Cinergy Corp. and Cinergy Investments, Inc., Cinergy Services hereby amends the Original Certificate solely to the extent indicated below:

1. The following unaudited financial statements are filed herewith, which financial statements replace in their entirety those submitted with the Original Certificate:

   (a) Revised Special Purpose Subsidiaries Financial Statements, dated September 30, 1996

                          S I G N A T U R E

    Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     January 13, 1997

                           CINERGY SERVICES, INC.


                           By:/s/William L. Sheafer
                              Treasurer




CINERGY CORP.
SPECIAL PURPOSE SUBSIDIARIES
STATEMENTS OF INCOME (UNAUDITED)
QUARTER ENDED SEPTEMBER 30, 1996


                                                 PSI              Energy                               Cinergy
                                               Argentina         Argentina           CGE ECK             U.K.
                                                                     (in thousands)
Operating Revenues                      $              -  $              -  $              -  $              -

Operating Expenses
  Other operation                                      -                 -                 -                 -
  Income Taxes                                         -                 -                 -                 -
  Taxes other than income taxes                        -                 -                 -                 -
                                                       -                 -                 -                 -

Operating Income                                       -                 -                 -                 -

Other Income and Expense - Net
  Income Taxes                                      (111)               20                 3                91
  Equity in Earnings of Avon Holdings                  -                 -                 -             8,875
  Other - net                                        236               (53)                -              (201)
                                                     125               (33)                3             8,765

Income Before Interest and
  Other Charges                                      125               (33)                3             8,765

Other interest                                         -                 -                 9                59

Net Income                              $            125  $            (33) $             (6) $          8,706

NOTE:  The following companies are inactive and thus have no activity to report;
             COSTANERA POWER CORP.
             PSI T&D INTERNATIONAL, INC.
             PSI YACYRETA, INC.
             PSI POWER RESOURCE DEVELOPMENT, INC.
             PSI POWER RESOURCE OPERATIONS, INC.
             PSI INTERNATIONAL, INC.
             PSI SUNNYSIDE, INC.

CINERGY CORP.
SPECIAL PURPOSE SUBSIDIARIES
BALANCE SHEETS (UNAUDITED)
AT SEPTEMBER 30, 1996


                                                 PSI              Energy                               Cinergy
                                               Argentina         Argentina           CGE ECK             U.K.
                                                                     (in thousands)

ASSETS
Current Assets
  Accounts receivable                   $            122  $              -  $              -  $              -
  Accounts receivable - affiliates                17,586                 -                 -                 -
  Other                                              109                53                 -                 -
                                                  17,817                53                 -                 -

Other Assets
  Investment in Avon Holdings                          -                 -                 -           512,746
  Other                                                -            10,705                 -               317
                                                       -            10,705                 -           513,063

                                        $         17,817  $         10,758  $              -  $        513,063


CAPITALIZATION AND LIABILITIES

Common Stock Equity
  Paid-in capital                       $          9,587  $         10,705  $              -  $        502,077
  Retained earnings                                7,597                 -              (494)           11,383
  Cumulative foreign currency
    translation adjustment                             -                 -                 -              (899)
      Total common stock equity                   17,184            10,705              (494)          512,561

Current Liabilities
  Accounts payable                                    66                 -                 -                 -
  Accounts payable - affiliates                        -                53               707               602
  Accrued taxes                                      258                 -              (213)             (100)
                                                     324                53               494               502

Other Liabilities
  Deferred income taxes                              134                 -                 -                 -
  Other                                              175                 -                 -                 -
                                                     309                 -                 -                 -

                                        $         17,817  $         10,758  $              -  $        513,063

NOTE:  The following companies are inactive and thus have no activity to report;
            COSTANERA POWER CORP.
            PSI T&D INTERNATIONAL, INC.
            PSI YACYRETA, INC.
            PSI POWER RESOURCE DEVELOPMENT, INC.
            PSI POWER RESOURCE OPERATIONS, INC.
            PSI INTERNATIONAL, INC.
            PSI SUNNYSIDE, INC.